EXHIBIT 99.4

MOGO INC.

CERTIFICATE OF OFFICER

TO:	THE CANADIAN SECURITIES REGULATORY AUTHORITIES

RE:	ABRIDGEMENT OF TIME PRESCRIBED BY SUBSECTION 2.2(1) and 2.5(1) IN ACCORDANCE WITH SECTION 2.20 OF NATIONAL INSTRUMENT 54-101 - COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

The undersigned, Alice Davidson, duly appointed Chief Legal Officer of Mogo Inc. (the "Corporation"), hereby certifies for and on behalf of the Corporation and not in her personal capacity, intending that the same may be relied upon by you without further enquiry, that the  Corporation  is relying  on  Section  2.20  of  National Instrument 54-101  -  Communication with Beneficial Owners of  Securities  of  a  Reporting  Issuer  (the  "Instrument")  pertaining  to  the  abridgement  of   time prescribed  by  Subsections  2.2(1)  and  2.5(1)  of  the  Instrument  and  that  the requirements set forth in Section 2.20 have been complied with. Specifically:

(a)

the Corporation has arranged to have proxy-related materials for the annual general and special meeting of shareholders of the Corporation to be held June 28, 2022 sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of the Instrument;

(b)	the Corporation has arranged to carry out all the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon Section 2.20 of the Instrument.

DATED this 7th day of June, 2022.

By:	"Alice Davidson"
Alice Davidson
Chief Legal Officer